B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended June 30, 2022	For the three months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021

Gold revenue	$381,985	$362,990	$747,568	$725,292

Cost of sales
Production costs	(158,303)	(132,293)	(281,263)	(243,925)
Depreciation and depletion	(81,874)	(77,809)	(159,137)	(144,536)
Royalties and production taxes	(23,901)	(24,671)	(49,591)	(51,197)
Total cost of sales	(264,078)	(234,773)	(489,991)	(439,658)

Gross profit	117,907	128,217	257,577	285,634

General and administrative	(12,549)	(10,518)	(23,377)	(20,616)
Share-based payments (Note 10)	(4,041)	(8,673)	(12,445)	(9,839)
Write-down of mineral property interests	(3,158)	—	(3,158)	(1,040)
Reversal of impairment of long-lived assets (Note 6)	909	—	909	—
Community relations	(453)	(733)	(1,072)	(1,314)
Foreign exchange losses	(6,001)	(4,534)	(8,457)	(1,040)
Share of net income of associate	4,139	4,281	6,911	9,347
Other income (expense)	1,062	547	(970)	(3,409)
Operating income	97,815	108,587	215,918	257,723

Interest and financing expense	(2,691)	(3,049)	(5,274)	(5,945)
Gains on derivative instruments (Note 12)	7,749	9,491	27,048	17,540
Other income (Note 6)	2,932	454	10,688	1,156
Income from operations before taxes	105,805	115,483	248,380	270,474

Current income tax, withholding and other taxes (Note 14)	(60,141)	(50,470)	(107,795)	(91,596)
Deferred income tax (expense) recovery (Note 14)	(4,978)	8,969	(9,096)	(6,064)
Net income for the period	$40,686	$73,982	$131,489	$172,814

Attributable to:
Shareholders of the Company	$37,804	$68,457	$118,527	$160,012
Non-controlling interests (Note 11)	2,882	5,525	12,962	12,802
Net income for the period	$40,686	$73,982	$131,489	$172,814

Earnings per share (attributable to shareholders of the Company) (Note 10)
Basic	$0.04	$0.07	$0.11	$0.15
Diluted	$0.04	$0.06	$0.11	$0.15

Weighted average number of common shares outstanding (in thousands) (Note 10)
Basic	1,061,270	1,053,054	1,059,060	1,052,303
Diluted	1,068,276	1,063,900	1,065,891	1,063,542
See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2022	For the three months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021

Net income for the period	$40,686	$73,982	$131,489	$172,814

Other comprehensive (loss) income
Items that will not be subsequently reclassified to net income:
Unrealized (loss) gain on investments	(5,571)	1,421	(9,370)	(639)
Other comprehensive (loss) income for the period	(5,571)	1,421	(9,370)	(639)
Total comprehensive income for the period	$35,115	$75,403	$122,119	$172,175

Other comprehensive (loss) income attributable to:
Shareholders of the Company	$(5,571)	$1,421	$(9,370)	$(639)
Non-controlling interests	—	—	—	—
	$(5,571)	$1,421	$(9,370)	$(639)

Total comprehensive income attributable to:
Shareholders of the Company	$32,233	$69,878	$109,157	$159,373
Non-controlling interests	2,882	5,525	12,962	12,802
	$35,115	$75,403	$122,119	$172,175

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2022	For the three months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021
Operating activities
Net income for the period	$40,686	$73,982	$131,489	$172,814
Non-cash charges, net (Note 15)	98,385	67,847	171,345	143,046
Changes in non-cash working capital (Note 15)	(8,736)	(146,112)	(53,471)	(170,978)
Changes in long-term value added tax receivables	(5,456)	(4,033)	(17,174)	(7,344)
Cash provided (used) by operating activities	124,879	(8,316)	232,189	137,538

Financing activities
Revolving credit facility transaction costs (Note 8)	—	—	(2,401)	—
Repayment of equipment loan facilities (Note 8)	(4,705)	(7,343)	(11,495)	(14,570)
Interest and commitment fees paid	(1,096)	(822)	(2,324)	(1,733)
Cash proceeds from stock option exercises (Note 10)	8,600	1,082	12,631	1,834
Dividends paid (Note 10)	(42,512)	(41,893)	(84,746)	(83,965)
Principal payments on lease arrangements (Note 8)	(2,448)	(693)	(3,667)	(1,428)
Distributions to non-controlling interests (Note 11)	(3,158)	(7,234)	(4,180)	(9,234)
Funding from non-controlling interests (Note 11)	730	—	730	—
Changes in restricted cash accounts	162	388	—	499
Cash used by financing activities	(44,427)	(56,515)	(95,452)	(108,597)

Investing activities
Expenditures on mining interests:
Fekola Mine	(20,198)	(8,721)	(48,426)	(26,117)
Masbate Mine	(14,057)	(6,778)	(19,750)	(13,342)
Otjikoto Mine	(23,152)	(21,091)	(39,283)	(39,966)
Gramalote Project	(4,130)	(4,002)	(8,537)	(7,469)
Anaconda Property, pre-development	(6,717)	—	(6,929)	—
Other exploration and development (Note 15)	(15,982)	(15,253)	(29,236)	(25,424)
Cash paid on acquisition of mineral property (Note 6 )	(48,258)	—	(48,258)	—
Cash paid on exercise of mineral property option (Note 6)	—	—	(7,737)	—
Funding of reclamation accounts	(1,917)	(2,178)	(4,098)	(3,499)
Purchase of common shares of associate	—	(5,945)	—	(5,945)
Other	(358)	(1,990)	(358)	(3,523)
Cash used by investing activities	(134,769)	(65,958)	(212,612)	(125,285)

Decrease in cash and cash equivalents	(54,317)	(130,789)	(75,875)	(96,344)

Effect of exchange rate changes on cash and cash equivalents	(7,751)	362	(10,432)	(1,200)
Cash and cash equivalents, beginning of period	648,760	512,568	672,999	479,685
Cash and cash equivalents, end of period	$586,692	$382,141	$586,692	$382,141

Supplementary cash flow information (Note 15)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at June 30, 2022	As at December 31, 2021
Assets
Current
Cash and cash equivalents	$586,692	$672,999
Accounts receivable, prepaids and other (Note 4)	55,378	32,112
Deferred consideration receivable	43,649	41,559
Value-added and other tax receivables	5,760	14,393
Inventories (Note 5)	300,203	272,354
Assets classified as held for sale (Note 6)	13,609	12,700
	1,005,291	1,046,117

Long-term investments	22,748	32,118
Value-added tax receivables	80,601	63,165
Mining interests (Note 6 and Note 18 - Schedules)
Owned by subsidiaries and joint operations	2,251,470	2,231,831
Investments in associates	116,605	104,236
Other assets (Note 7)	88,298	82,371
Deferred income taxes	—	1,455
	$3,565,013	$3,561,293
Liabilities
Current
Accounts payable and accrued liabilities	$87,593	$111,716
Current income and other taxes payable	84,150	92,275
Current portion of long-term debt (Note 8)	19,308	25,408
Current portion of mine restoration provisions (Note 9)	734	734
Other current liabilities (Note 11)	24,956	1,056
	216,741	231,189

Long-term debt (Note 8)	47,318	49,726
Mine restoration provisions (Note 9)	93,035	116,547
Deferred income taxes	195,528	187,887
Employee benefits obligation	7,349	7,115
Other long-term liabilities	7,569	7,822
	567,540	600,286
Equity
Shareholders’ equity
Share capital (Note 10)	2,447,033	2,422,184
Contributed surplus	68,749	67,028
Accumulated other comprehensive loss	(145,669)	(136,299)
Retained earnings	542,438	507,381
	2,912,551	2,860,294
Non-controlling interests (Note 11)	84,922	100,713
	2,997,473	2,961,007
	$3,565,013	$3,561,293

Commitments (Note 17)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	2022
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2021	1,056,334	$2,422,184	$67,028	$(136,299)	$507,381	$100,713	$2,961,007

Net income for the period	—	—	—	—	118,527	12,962	131,489
Dividends (Note 10)	—	—	573	—	(85,457)	—	(84,884)
Unrealised loss on investments	—	—	—	(9,370)	—	—	(9,370)
Shares issued on exercise of stock options (Note 10)	4,301	12,631	—	—	—	—	12,631
Shares issued on vesting of RSUs (Note 10)	2,079	7,401	(7,401)	—	—	—	—
Transactions with non-controlling interests (Note 11)	—	—	—	—	1,987	(28,753)	(26,766)
Share-based payments (Note 10)	—	—	13,366	—	—	—	13,366
Transfer to share capital on exercise of stock options	—	4,817	(4,817)	—	—	—	—

Balance at June 30, 2022	1,062,714	$2,447,033	$68,749	$(145,669)	$542,438	$84,922	$2,997,473

	2021
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2020	1,051,138	$2,407,734	$48,472	$(138,533)	$254,343	$88,574	$2,660,590

Net income for the period	—	—	—	—	160,012	12,802	172,814
Dividends (Note 10)	—	—	532	—	(84,595)	—	(84,063)
Unrealised loss on investments	—	—	—	(639)	—	—	(639)
Shares issued on exercise of stock options (Note 10)	1,343	1,834	—	—	—	—	1,834
Shares issued on vesting of RSUs (Note 10)	1,610	4,721	(4,721)	—	—	—	—
Transactions with non-controlling interests	—	—	—	—	753	(25,421)	(24,668)
Share-based payments (Note 10)	—	—	12,702	—	—	—	12,702
Transfer to share capital on exercise of stock options	—	699	(699)	—	—	—	—

Balance at June 30, 2021	1,054,091	$2,414,988	$56,286	$(139,172)	$330,513	$75,955	$2,738,570

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1 Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines. The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. The Company also has a 50% joint operation interest in the Gramalote gold project in Colombia (the "Gramalote Project"). The Company has an approximately 25% interest in Calibre Mining Corp. ("Calibre") and an approximately 19% interest in BeMetals Corp. ("BeMetals"). In addition, the Company has a portfolio of evaluation and exploration assets in other countries including Mali, Uzbekistan and Finland.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

2 Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 3, 2022.

3 Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Areas of judgement

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Sources of estimation uncertainty

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units for long-lived assets requires management to make estimates and assumptions that include such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes and expected timing of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

4 Accounts receivable, prepaids and other

	June 30, 2022	December 31, 2021
	$	$

Current portion of derivative instruments (Note 12)	22,540	12,823
Supplier advances	12,628	7,291
Prepaid expenses	12,368	4,151
Other receivables	7,842	7,847
	55,378	32,112

5 Inventories

	June 30, 2022	December 31, 2021
	$	$

Gold and silver bullion	62,338	52,867
In-process inventory	19,296	13,260
Ore stock-pile inventory	74,459	72,242
Materials and supplies	144,110	133,985
	300,203	272,354

Ore stock-pile inventory includes amounts for the Fekola Mine of $53 million (December 31, 2021 - $52 million), for the Otjikoto Mine of $14 million (December 31, 2021 – $16 million), and for the Masbate Mine of $7 million (December 31, 2021 - $4 million).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6 Mining interests

	June 30, 2022	December 31, 2021
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,694,560	1,645,337
Accumulated depreciation and depletion	(693,494)	(609,899)
	1,001,066	1,035,438
Masbate Mine, Philippines
Cost	1,098,492	1,085,687
Accumulated depreciation and depletion	(495,652)	(449,675)
	602,840	636,012
Otjikoto Mine, Namibia
Cost	820,350	782,208
Accumulated depreciation and depletion	(507,016)	(475,303)
	313,334	306,905

Exploration and evaluation properties (pre-depletable)
Gramalote Project, Colombia, net of impairment	128,054	119,866
Bakolobi Property, Mali	49,303	—
Menankoto Property, Mali	33,832	33,739
Bantako North Property, Mali	20,213	15,351
Kiaka Royalty, Burkina Faso	18,488	18,488
Finland Properties, Finland	16,668	12,561
Mocoa Royalty, Colombia	10,230	10,230
Uzbekistan Properties, Uzbekistan	10,465	8,802
Anaconda pre-development, Mali	8,085	—
Other	10,940	11,019
	306,278	230,056
Corporate & other
Office, furniture and equipment, net	27,952	23,420
	2,251,470	2,231,831
Investments in associates (accounted for using the equity method)
Calibre, Various	106,324	93,728
BeMetals, Various	10,281	10,508
	116,605	104,236
	2,368,075	2,336,067

Impairment of Gramalote Project long-lived assets

During the years ended December 31, 2014 and December 31, 2015, the Company recorded impairment charges of $97 million and $36 million, respectively, for a cumulative impairment charge of $133 million. Subsequent to June 30, 2022, based on the preliminary results of the optimized feasibility study for the Gramalote Project, a joint venture between B2Gold and AngloGold Ashanti Limited (“AngloGold”), both partners have determined that the project does not currently meet their investment thresholds for development of the project at this time. Therefore, in conjunction with finalizing the optimized feasibility study, B2Gold and AngloGold have jointly made the decision to review the alternatives for the Gramalote Project over the coming months. The decision was considered to be an impairment indicator. The Company has performed an impairment test on the Gramalote Project cash-generating unit (“CGU”) as at June 30, 2022.

The carrying value of the Gramalote Project’s exploration and evaluation property was compared to the property’s recoverable amount which was determined to be its fair value less costs of disposal as at June 30, 2022. To estimate the recoverable amount of the Gramalote Project’s CGU for impairment, the Company utilized a discounted cash flow model incorporating estimates and assumptions that included such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices, foreign exchange rates and the discount rate. Management’s estimate of the FVLCD of its CGU is classified as level 3 in the fair value hierarchy. The Company’s

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment test at June 30, 2022 were:
•Long-term gold price of $1,650/ounce
•Silver price of $23/ounce
•Mine life of 12 years with construction beginning in 2024
•Discount rate of 6.5%

The Company’s analysis concluded that the carrying value of the Gramalote Project at June 30, 2022 was not impaired. The recoverable amount of the Gramalote Project CGU is most sensitive to changes in the gold price and discount rate. In isolation, a $50 per ounce reduction in the gold price would result in a reduction in the recoverable amount of approximately $38 million. A 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $9 million.

Oklo acquisition

On May 26, 2022 the Company announced a Scheme Implementation Agreement (the "Agreement") to buy 100% of the outstanding shares of Oklo Resources Limited ("Oklo") for consideration of 0.0206 of a common share of the Company and Australian $0.0525 in cash for each Oklo share held. The transaction contemplated by the Agreement (the "Transaction") will be completed by way of a Scheme of Arrangement under the Australian Corporations Act 2001 (the "Scheme").

The Transaction, including without limitation, the Scheme, is subject to approval by the Court, the Oklo shareholders at the Scheme Meeting, together with other customary closing conditions. The Scheme is also conditional on, among other things, approval from the Malian Minister of Mines of the indirect transfer of ownership of certain mineral rights, and approval from the TSX and NYSE American, including in respect of the issuance and listing of new B2Gold Shares issuable pursuant to the Scheme.

The Company is expected to issue approximately 11 million common shares in connection with the Scheme. Upon completion, the former shareholders of Oklo will own approximately 1% of the Company.

Subject to receipt of all necessary Court, regulatory, shareholder and third party approvals, B2Gold expects the transaction to be completed in the third quarter of 2022.

Bakolobi permit

On April 21, 2022 the Company completed the acquisition of the Bakolobi permit in Mali from a local Malian company for $24 million in cash. The Company also paid $24 million in cash pursuant to a continuing obligation to the previous ownership group of the Bakolobi permit (which includes an international mining company) under the terms of a previous purchase and sale agreement related to the purchase of the Bakolobi permit.

Ondundu property

On December 31, 2021, the Company entered into an agreement with Osino Resources Corp. ("Osino") for the sale of the Ondundu Property in Namibia. The consideration agreed to was as follows:
•$4 million in cash to be received upon closing;
•$5 million of Osino common shares to be received upon closing;
•$4 million in cash to be received six months after closing;
•$2.5 million to be received upon the earlier of (i) completion of a feasibility study including the Ondundu Property or (ii) first gold production from the property, to which no value has been assigned.

During the quarter ended June 30, 2022, the agreement was revised such that upon closing the Company will receive 12 million common shares of Osino initially estimated to be valued at $10 million at June 30, 2022 (based on a price $1.08 per Osino common share on June 30, 2022 and an exchange rate of Cdn. $1.29 to $1) instead of $4 million in cash and $5 million in Osino common shares. As a result of the change in consideration, a portion of the previously recorded impairment loss on the Ondundu Property has been reversed to increase the value of the Ondundu Property by $1 million. The impairment reversal was recorded in the Condensed Interim Consolidated Statement of Operations for the period ended June 30, 2022. The Ondundu Property, with a carrying value of $14 million (December 31, 2021 – $13 million), continues to be classified as an asset held for sale on the Condensed Interim Consolidated Balance Sheet at June 30, 2022.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Subsequent to June 30, 2022, on July 20, 2022, the transaction was completed at a further loss of $3 million from the date of the agreement modification, due to a change in the market price of Osino shares at closing.

During the six months ended June 30, 2022, the Company paid $8 million to exercise its option to acquire the remaining 51% interest in the Ondundu property prior to the closing of the sale.

Calibre

On January 12, 2022, the Company's associate, Calibre acquired Fiore Gold Ltd. for a combination of shares and cash. As a result of the shares issued in the transaction, the Company's investment was diluted from approximately 33% of the outstanding shares of Calibre to approximately 25%. A gain on this dilution of $5 million was recognized in Other income in the Condensed Interim Consolidated Statement of Operations during the six months ended June 30, 2022. The Company determined that it still has significant influence over the decision-making process of Calibre as a result of holding approximately 25% of the outstanding shares and having an executive of the Company sit on Calibre's Board of Directors.

7 Other assets

	June 30, 2022	December 31, 2021
	$	$

Low-grade stockpile	38,875	34,318
Reclamation deposits	29,022	26,170
Debt service reserve accounts	8,004	8,701
Deferred financing costs	7,854	8,959
Derivative instruments at fair value (Note 12)	2,347	2,602
Other	2,196	1,621
	88,298	82,371

8 Long-term debt

	June 30, 2022	December 31, 2021
	$	$
Equipment loans and lease obligations:
Fekola equipment loan facilities (net of unamortized transaction costs)	29,646	42,408
Masbate equipment loan facility (net of unamortized transaction costs)	2,172	3,865
Lease liabilities	34,808	28,861
	66,626	75,134

Less: current portion	(19,308)	(25,408)
	47,318	49,726

The changes in debt balances during the six months ended June 30, 2022 are as follows:

	Equipment loans	Lease liabilities	Total
	$	$	$

Balance at December 31, 2021	46,273	28,861	75,134
Lease liabilities incurred	—	9,733	9,733
Repayments	(11,495)	(3,667)	(15,162)
Foreign exchange gains	(3,092)	(752)	(3,844)
Non-cash interest and financing expense	132	633	765
Balance at June 30, 2022	31,818	34,808	66,626

Less current portion	(14,348)	(4,960)	(19,308)
	17,470	29,848	47,318

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Revolving credit facility

The Company has a revolving credit facility ("RCF") with a syndicate of international banks for an aggregate amount of $600 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of December 16, 2025. As at June 30, 2022, the Company had available undrawn capacity of $600 million. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at June 30, 2022, the Company was in compliance with these debt covenants.

9 Mine restoration provisions

The Company’s mine restoration provisions consist primarily of costs associated with mine reclamation and closure activities. In calculating the present value of the Company’s mine restoration provisions at June 30, 2022, management used a risk-free rate applicable to each location’s functional currency ranging from 2.98% to 3.04% (December 31, 2021 - 1.52% to 1.69%) and an inflation rate of 2.1% (December 31, 2021 - 2.5%). The undiscounted cash flows, before inflation adjustments, and including the Company's proportionate share of the reclamation costs for Gramalote, to settle the mine restoration provisions was estimated at approximately $105 million at June 30, 2022 (December 31, 2021 - $105 million). Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2031 to 2047.

The following table shows the movement in the provision for mine restoration provisions:

	June 30, 2022	December 31, 2021
	$	$

Balance, beginning of year	117,281	104,282
Reclamation spending	—	(343)
Accretion expense	1,076	1,438
Change in obligation	(24,588)	12,484
Liabilities associated with assets sold	—	(580)
Balance, end of period	93,769	117,281
Less: current portion	(734)	(734)
	93,035	116,547

10 Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at June 30, 2022, the Company had 1,062,713,923 common shares outstanding (December 31, 2021 - 1,056,333,691 shares), including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

During the six months ended June 30, 2022, the Company paid two quarterly dividends of $0.04 per share totaling $85 million (2021 - $84 million).

During the six months ended June 30, 2022, approximately 3 million stock options were granted to employees with exercise prices ranging from Cdn. $4.43 to Cdn. $5.79 per share. These stock options have a term of up to ten years and vest over a period of up to five years. The estimated fair value when granted of these options, totalling $5 million, is being recognized as a share-based payment expense over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 2.69%, an expected life of up to ten years, an expected volatility of up to 54% and a dividend yield rate of up to 4.6%.

For the three and six months ended June 30, 2022, share-based payments expense relating to the vesting of stock options, was $3 million and $7 million, respectively, (2021 - $6 million and $7 million, respectively). For the three and six months ended June 30, 2022, the Company issued 3 million and 4 million, respectively, shares for proceeds of $9 million and $13 million, respectively, upon the exercise of stock options. The weighted average market price of the shares at the time of exercise was Cdn. $5.56. As at June 30, 2022, 31 million stock options were outstanding.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a summary of changes to stock options outstanding:

	Number of outstanding options	Weighted-average exercise price
	('000's)	(in Cdn. $)

Outstanding at December 31, 2021	32,489	4.75
Granted	3,401	5.67
Exercised	(4,302)	3.72
Forfeited or expired	(782)	5.35
Outstanding at June 30, 2022	30,806	4.98

For the three and six months ended June 30, 2022, share-based payments expense relating to the vesting of restricted share units ("RSUs") was $1 million and $3 million, respectively, (2021 - $2 million and $3 million, respectively). During the six months ended June 30, 2022, the Company granted 1 million RSUs to employees and issued 2 million shares on the vesting of RSUs. As at June 30, 2022, 3 million RSUs were outstanding.

For the three and six months ended June 30, 2022, share-based payments expense relating to the vesting of performance share units ("PSUs") was $2 million and $3 million, respectively, (2021 - $1 million and $2 million, respectively).

During the quarter ended June 30, 2022, the Company granted 1 million PSUs to employees of the Company. The number of shares to be issued will be 0% to 200% of the number of PSUs depending on total shareholder return compared to a group of peer companies over the period January 1, 2022 to December 31, 2024. The estimated fair value when granted of $8 million is being recognized over the vesting period. The fair value was calculated using a risk-neutral Monte Carlo simulation based on a correlated Geometric Brownian Motion. The model used historical share price volatility ranging from 32% to 81% for the group, a Canadian risk-free annual interest rate of 2.88%, and a United States risk-free annual interest rate of 2.76%.

As at June 30, 2022, 5 million PSUs were outstanding.

For the three and six months ended June 30, 2022, share-based payments recovery relating to the change in fair value of deferred share units ("DSUs") was $2 million and $0 million, respectively, (2021 - $0 million and $2 million recovery, respectively). As at June 30, 2022, 2 million DSUs were outstanding.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Earnings per share

The following is the calculation of basic and diluted earnings per share:

	For the three months ended June 30, 2022	For the three months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021

Net income and diluted net income (attributable to shareholders of the Company)	37,804	68,457	$118,527	160,012

Basic weighted average number of common shares outstanding (in thousands)	1,061,270	1,053,054	1,059,060	1,052,303

Effect of dilutive securities:
Stock options	2,706	7,653	2,549	8,032
Restricted share units	717	1,892	699	1,906
Performance share units	3,583	1,301	3,583	1,301
Diluted weighted average number of common shares outstanding (in thousands)	1,068,276	1,063,900	1,065,891	1,063,542

Earnings per share (attributable to shareholders of the Company)
Basic	$0.04	$0.07	$0.11	$0.15
Diluted	$0.04	$0.06	$0.11	$0.15

11 Non-controlling interests

The following is a continuity schedule of the Company's non-controlling interests:

	Fekola	Masbate	Otjikoto	Other	Total
	$	$	$	$	$

Balance at December 31, 2021	59,089	16,653	24,927	44	100,713
Share of net income (loss)	6,630	3,923	2,427	(18)	12,962
Distributions to non-controlling interest	(26,870)	—	(1,493)	—	(28,363)
Interest on loan to non-controlling interest	(1,689)	—	—	—	(1,689)
Participating funding from non-controlling interest	—	—	—	1,273	1,273
Other	—	—	26	—	26
Balance at June 30, 2022	37,160	20,576	25,887	1,299	84,922

As at June 30, 2022, there was $24 million due to the State of Mali for their share of dividends declared by the Company's subsidiary Fekola SA (Note 15). This amount was included in Other Current Liabilities on the Condensed Interim Consolidated Balance Sheet at June 30, 2022.

12 Derivative financial instruments

During the six months ended June 30, 2022, the Company entered into additional forward contracts for the purchase of 1,969,000 litres of fuel oil with settlements scheduled between November 2023 and January 2024. These derivative instruments were not designated as hedges by the Company and are being recorded at fair value through profit and loss ("FVTPL").

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The following is a summary, by maturity dates, of the Company’s fuel derivatives contracts outstanding as at June 30, 2022:

	2022	2023	2024	Total
Forward – fuel oil:
Litres (thousands)	23,034	22,604	656	46,294
Average strike price	$0.34	$0.37	$0.43	$0.36

Forward – gas oil:
Litres (thousands)	14,937	17,066	—	32,003
Average strike price	$0.36	$0.43	$—	$0.40

The unrealized fair value of these contracts at June 30, 2022 was $25 million (December 31, 2021 - $15 million).

13 Financial instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at June 30, 2022, the Company’s financial assets and liabilities that are measured at fair value are categorized as follows:

	As at June 30, 2022		As at December 31, 2021
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments	22,748	—	32,118	—
Fuel derivative contracts (Note 12)	—	24,887	—	15,425

The Company’s long-term investments consist of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

The fair value of the Company's fuel derivative contracts were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the Company's long-term debt also approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14 Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended June 30, 2022	For the three months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021
	$	$	$	$

Income from operations before taxes	105,805	115,483	248,380	270,474
Canadian federal and provincial income tax rates	27.00%	27.00%	27.00%	27.00%
Income tax expense at statutory rates	28,567	31,180	67,063	73,028

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates	3,745	3,843	10,266	9,947
Change in income tax rates	—	—	—	(20,144)
Future withholding tax	(18,090)	(7,431)	(10,050)	7,400
Non-deductible expenditures	7,008	6,574	12,549	12,685
Use of losses and temporary differences not previously recognised	(771)	(1,592)	(6,581)	(4,422)
Benefit of optional tax incentives	(4,040)	(4,594)	(7,329)	(9,101)
Withholding and other taxes	22,355	18,175	23,632	18,877
Change due to foreign exchange	25,416	(5,036)	26,830	9,162
Non-taxable portion of gains	(589)	(578)	(965)	(1,262)
Change in accruals for tax audits	587	—	587	—
Losses for which no tax benefit has been recorded	(372)	6	(342)	151
Amounts under provided in prior years	1,303	954	1,231	1,339
Income tax expense	65,119	41,501	116,891	97,660

Current income tax, withholding and other taxes	60,141	50,470	107,795	91,596
Deferred income tax expense (recovery)	4,978	(8,969)	9,096	6,064
Income tax expense	65,119	41,501	116,891	97,660

Included in current income tax expense for the three and six months ended June 30, 2022 was $6 million and $12 million, respectively, (2021 - $5 million and $13 million, respectively), related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15 Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended June 30, 2022	For the three months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021
	$	$	$	$

Depreciation and depletion	81,874	77,809	159,137	144,536
Share-based payments (Note 10)	3,875	8,673	12,279	9,839
Reversal of impairment of long-lived assets (Note 6)	(909)	—	(909)	—
Write-down of mineral property interests	3,158	—	3,158	1,040
Share of net income of associate	(4,139)	(4,281)	(6,911)	(9,347)
Non-cash interest and financing expense	2,060	1,533	4,036	3,006
Unrealized losses (gains) on derivative instruments	3,934	(7,293)	(9,463)	(14,544)
Deferred income tax expense (recovery) (Note 14)	4,978	(8,969)	9,096	6,064
Other	3,554	375	922	2,452
	98,385	67,847	171,345	143,046

Changes in non-cash working capital:

	For the three months ended June 30, 2022	For the three months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021
	$	$	$	$

Accounts receivable and prepaids	(9,183)	(6,217)	(13,008)	(10,034)
Value-added and other tax receivables	20,247	(22,050)	8,610	(37,984)
Inventories	(19,506)	(8,195)	(26,336)	(20,014)
Accounts payable and accrued liabilities	(3,661)	(6,942)	(14,612)	(11,320)
Current income and other taxes payable	3,367	(102,708)	(8,125)	(91,626)
	(8,736)	(146,112)	(53,471)	(170,978)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended June 30, 2022	For the three months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021
	$	$	$	$

Fekola Mine, exploration	(4,062)	(4,140)	(10,456)	(7,227)
Masbate Mine, exploration	(1,378)	(1,339)	(2,415)	(2,425)
Otjikoto Mine, exploration	(873)	(1,113)	(1,379)	(1,589)
Bantako North, exploration	(2,736)	(2,119)	(4,356)	(3,634)
Menankoto, exploration	(1,183)	(1,748)	(1,507)	(2,964)
Finland Properties, exploration	(2,639)	(584)	(4,107)	(758)
Uzbekistan Properties, exploration	(649)	(804)	(1,573)	(1,468)
Kiaka Project, exploration	—	(1,574)	—	(3,051)
Other	(2,462)	(1,832)	(3,443)	(2,308)
	(15,982)	(15,253)	(29,236)	(25,424)

Non-cash investing and financing activities:

	For the three months ended June 30, 2022	For the three months ended June 30, 2021	For the six months ended June 30, 2022	For the six months ended June 30, 2021
	$	$	$	$

Change in accrued distributions to non-controlling interests	24,183	14,777	24,183	14,777
Interest on loan to non-controlling interest	999	933	1,987	1,857
Share-based payments, capitalized to mineral property interests	364	1,151	744	1,176
Change in current liabilities relating to mineral property expenditures	(9,522)	(1,170)	(7,109)	(2,378)
Foreign exchange gain (loss) on Fekola equipment loan facilities	1,987	(669)	3,092	2,115
Share consideration received on sale of Kronk	—	4,741	—	4,741

For the three and six months ended June 30, 2022, the Company paid $39 million and $98 million, respectively, of current income tax, withholding and other taxes in cash (2021 - $177 million and $198 million, respectively).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

16 Segmented information

The Company’s reportable operating segments for 2022 include its mining operations, namely the Fekola, Masbate and Otjikoto mines. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development, including the Company's interests in the Gramalote Project and Calibre. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables:

	For the three months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	224,476	99,675	57,834	—	—	381,985
Production costs	86,258	40,690	31,355	—	—	158,303
Depreciation & depletion	47,573	21,674	12,627	—	669	82,543
Net income (loss)	15,617	25,950	1,098	1,219	(3,198)	40,686
Capital expenditures	24,260	15,435	24,025	20,496	33	84,249
Total assets	1,401,223	784,432	441,288	454,578	483,492	3,565,013

	For the three months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	208,256	109,377	45,357	—	—	362,990
Production costs	69,737	40,348	22,208	—	—	132,293
Depreciation & depletion	41,878	24,379	11,552	18	558	78,385
Net income (loss)	44,105	23,624	5,685	3,624	(3,056)	73,982
Capital expenditures	12,861	8,117	22,204	12,663	1,695	57,540
Total assets	1,310,771	821,435	465,365	396,183	302,497	3,296,251

	For the six months ended June 30, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	422,338	182,768	142,462	—	—	747,568
Production costs	147,668	75,454	58,141	—	—	281,263
Depreciation & depletion	85,847	39,299	33,991	—	1,388	160,525
Net income	50,316	44,949	22,887	5,914	7,423	131,489
Capital expenditures	58,882	22,165	40,662	38,169	33	159,911
Total assets	1,401,223	784,432	441,288	454,578	483,492	3,565,013

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2022
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the six months ended June 30, 2021
	Fekola Mine	Masbate Mine	Otjikoto Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$

External gold revenue	423,996	207,832	93,464	—	—	725,292
Production costs	127,348	72,333	44,244	—	—	243,925
Depreciation & depletion	77,903	44,594	22,039	32	1,105	145,673
Net income (loss)	88,726	67,963	12,402	8,251	(4,528)	172,814
Capital expenditures	33,344	15,767	41,555	21,652	3,210	115,528
Total assets	1,310,771	821,435	465,365	396,183	302,497	3,296,251
The Company’s mining interests are located in the following geographical locations:

	June 30, 2022	December 31, 2021
	$	$
Mining interests
Mali	1,114,378	1,084,580
Philippines	603,218	636,525
Namibia	313,843	307,434
Colombia	138,284	130,096
Investments in associates - various	116,605	104,236
Canada	27,952	23,420
Burkina Faso	21,087	21,087
Finland	16,668	12,561
Other	16,040	16,128
	2,368,075	2,336,067

17 Commitments

As at June 30, 2022, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):
•For payments at the Fekola Mine of $10 million for equipment for the Cardinal area, $10 million related to mobile equipment rebuilds, $4 million related to the tailings facility expansion, $2 million related to mobile equipment purchases and $4 million for other capital projects, $17 million of which is expected to be incurred in 2022 and $13 million of which is expected to be incurred in 2023.
•For payments of $9 million for mobile equipment for the Anaconda project, $8m of which is expected to be incurred in 2022 and $1m of which is expected to be incurred in 2023.
•For payments at the Masbate Mine of $5 million for powerhouse rebuilds and maintenance and $3 million related to mobile equipment purchases, all of which is expected to be incurred in 2022.
•For payments at the Otjikoto Mine of $4 million for the Wolfshag underground project, and payments of $1 million for the national power grid connection line, all of which is expected to be incurred in 2022.
•For payments at the Gramalote Project of $4 million for the Company's share of development costs, $3 million of which is expected to be incurred in 2022 and $1 million of which is expected to be incurred in 2023.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Mining Interest Schedule (Note 18)
For the six months ended June 30, 2022
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2021	Additions / Equity pick-up	Disposals	Reclass / Mine restoration movements	Balance at June 30, 2022	Balance at Dec. 31, 2021	Depreciation	Disposals	Balance at June 30, 2022	Balance at June 30, 2022	Balance at Dec. 31, 2021
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola Mine	1,645,337	57,474	(737)	(7,514)	1,694,560	(609,899)	(84,128)	533	(693,494)	1,001,066	1,035,438
Masbate Mine	1,085,687	24,343	(11)	(11,527)	1,098,492	(449,675)	(45,988)	11	(495,652)	602,840	636,012
Otjikoto Mine	782,208	43,890	(201)	(5,547)	820,350	(475,303)	(31,715)	2	(507,016)	313,334	306,905
	3,513,232	125,707	(949)	(24,588)	3,613,402	(1,534,877)	(161,831)	546	(1,696,162)	1,917,240	1,978,355

Exploration & evaluation properties (pre-depletable)
Gramalote Project	119,866	8,188	—	—	128,054	—	—	—	—	128,054	119,866
Bakolobi Property	—	49,303	—	—	49,303	—	—	—	—	49,303	—
Menankoto Property	33,739	1,249	—	(1,156)	33,832	—	—	—	—	33,832	33,739
Bantako North Property	15,351	4,862	—	—	20,213	—	—	—	—	20,213	15,351
Kiaka Royalty	18,488	—	—	—	18,488	—	—	—	—	18,488	18,488
Finland Properties	12,561	4,107	—	—	16,668	—	—	—	—	16,668	12,561
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Uzbekistan Properties	8,802	1,663	—	—	10,465	—	—	—	—	10,465	8,802
Anaconda pre-development	—	6,929	—	1,156	8,085	—	—	—	—	8,085	—
Other	11,019	4,139	(4,218)	—	10,940	—	—	—	—	10,940	11,019
	230,056	80,440	(4,218)	—	306,278	—	—	—	—	306,278	230,056

Corporate
Office, furniture & equipment	28,540	5,920	—	—	34,460	(5,120)	(1,388)	—	(6,508)	27,952	23,420

	3,771,828	212,067	(5,167)	(24,588)	3,954,140	(1,539,997)	(163,219)	546	(1,702,670)	2,251,470	2,231,831

Investments in associates (accounted for using the equity method)
Calibre	93,728	12,596	—	—	106,324	—	—	—	—	106,324	93,728
BeMetals	10,508	(227)	—	—	10,281	—	—	—	—	10,281	10,508
	104,236	12,369	—	—	116,605	—	—	—	—	116,605	104,236

	3,876,064	224,436	(5,167)	(24,588)	4,070,745	(1,539,997)	(163,219)	546	(1,702,670)	2,368,075	2,336,067

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Mining Interest Schedule (Note 18)
For the year ended December 31, 2021
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2020	Additions / Equity pick-up	Disposals / write-offs	Reclass / Mine restoration movements	Balance at Dec. 31, 2021	Balance at Dec. 31, 2020	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2021	Balance at Dec. 31, 2021	Balance at Dec. 31, 2020
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola Mine	1,516,134	126,824	(2,508)	4,887	1,645,337	(416,559)	(193,401)	61	(609,899)	1,035,438	1,099,575
Masbate Mine	1,046,577	35,081	(284)	4,313	1,085,687	(361,438)	(88,450)	213	(449,675)	636,012	685,139
Otjikoto Mine	696,956	85,571	(3,277)	2,958	782,208	(371,138)	(107,383)	3,218	(475,303)	306,905	325,818
	3,259,667	247,476	(6,069)	12,158	3,513,232	(1,149,135)	(389,234)	3,492	(1,534,877)	1,978,355	2,110,532

Exploration & evaluation properties (pre-depletable)
Gramalote Project	95,435	24,392	—	39	119,866	—	—	—	—	119,866	95,435
Menankoto Property	28,991	4,748	—	—	33,739	—	—	—	—	33,739	28,991
Bantako North Property	6,191	9,160	—	—	15,351	—	—	—	—	15,351	6,191
Kiaka Royalty	—	18,488	—	—	18,488	—	—	—	—	18,488	—
Finland Properties	9,034	3,527	—	—	12,561	—	—	—	—	12,561	9,034
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Uzbekistan Properties	4,131	4,671	—	—	8,802	—	—	—	—	8,802	4,131
Kiaka Property	80,927	4,639	(85,566)	—	—	—	—	—	—	—	80,927
Ondundu Property	10,701	7,904	(5,905)	(12,700)	—	—	—	—	—	—	10,701
Other	6,688	9,514	(5,183)	—	11,019	—	—	—	—	11,019	6,688
	252,328	87,043	(96,654)	(12,661)	230,056	—	—	—	—	230,056	252,328

Corporate
Office, furniture & equipment	28,394	1,652	(1,506)	—	28,540	(4,234)	(2,392)	1,506	(5,120)	23,420	24,160

	3,540,389	336,171	(104,229)	(503)	3,771,828	(1,153,369)	(391,626)	4,998	(1,539,997)	2,231,831	2,387,020

Investments in joint ventures and associates (accounted for using the equity method)
Calibre	76,235	17,493	—	—	93,728	—	—	—	—	93,728	76,235
BeMetals	—	10,508	—	—	10,508	—	—	—	—	10,508	—
	76,235	28,001	—	—	104,236	—	—	—	—	104,236	76,235

	3,616,624	364,172	(104,229)	(503)	3,876,064	(1,153,369)	(391,626)	4,998	(1,539,997)	2,336,067	2,463,255